BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, B.C., Canada V7Y 1G5
Phone: 604-685-5492  Fax: 604-685-6940


April 18, 2005
Trading Symbol:  NEX - BUF.H


BUFFALO FINALIZES PLAN OF REACTIVATION
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Buffalo Gold Ltd. is pleased to report that it has finalized its proposed plan of reactivation, the objective of which is the relisting of Buffalo's shares on the TSX Venture Exchange. The plan of reactivation involves three components: a property acquisition, an equity financing and a debt settlement.

Buffalo has, subject to regulatory approval, been granted an option to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property located forty kilometres south of Northgate's Kemess Mine. The Red Property is presently held under option by Gitennes Exploration Inc. ("Gitennes"), which can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty. Buffalo's acquisition of an interest in the Red Property will be subject to the terms of the underlying option agreement.

The Red Property is a large, under-explored copper-gold porphyry prospect located within the northwest trending Quesnel terrane of the Intermontane Montane Belt of northern B.C. This terrane is intruded by a number of Mesozoic intrusions and related copper-gold-molybdenum deposits such as Kemess, Copper Mountain, Mount Polley, Lorraine, Mt. Milligan, Gibraltar and Highland Valley.

The Red property straddles a northwest trending structural corridor that controls the emplacement of a broad dioritic intrusive complex. Copper-gold mineralization is associated with diorite-porphyry dykes that cut older Takla Group volcanic rocks. Along the southwest margin of the corridor is a thick layered sequence of ultramafic to mafic intrusive rock, Takla volcanic units and thin porphyry dykes or sills.

The "main target area" lies within this structural corridor and has been defined by a 450 by 2,400 metre, >200ppm Cu in soil anomaly. Coincident with this copper geochemical anomaly are three chargeability anomalies, one of which is greater than 700 metres in length. Historic drilling on the property occurred in two campaigns, a 5-hole small diameter core drill program totaling 318 metres completed in 1969 and a 7-hole (1003 metres) program in 1984. The best reported intervals from these programs were 20.1 m grading 0.46% copper (gold was never assayed in the 1969 cores), 81 metres grading 0.22% copper and 0.11 g/t gold, 51 metres grading 0.21% copper and 0.07 g/t gold and 36 metres grading 0.24% copper and 0.12 g/t gold.

In 2004, Gitennes completed a program of time domain induced polarization (IP) surveys, MMI and conventional B-horizon soil sampling, and geological mapping/ prospecting in order to more fully delineate and assess the merits of attractive, deeper geophysical anomalies prior to drilling. Gitennes completed two drill holes during October 2004 within the main target area. The best reported interval from the Gitennes drilling was 36.5 metres grading 0.26% copper and 0.12 g/t Au associated with sericite-quartz alteration and veining.

Numerous IP targets remain un-drilled on the Red Property. One of particular note is a 300 metre-long chargeability anomaly in the vicinity of Equity Creek. This anomaly is coincident with a gold, copper, palladium and nickel soil anomaly (in both MMI-processed and conventional B-horizon samples). The anomalous zone occurs in the vicinity of the projected contact between ultramafic rocks and diorite porphyry intrusive. A second anomaly of note is in an un-drilled area of deeply oxidized porphyry with favourable alteration and mineralization that occurs in an area northeast of the historical target area. This second target area comprises a significant chargeability anomaly associated with anomalous Cu-Au-Mo soil geochemistry. Buffalo intends to continue the exploration of the Red Property during the 2005 field season by building upon the results of Gitennes' 2004 exploration program and its compilation of historical exploration on the property.

In order to acquire its 60% interest in the underlying option agreement, Buffalo must pay Gitennes CAD$30,000 on regulatory approval, incur expenditures of CAD$600,000 by July 15, 2007, of which CAD$100,000 must be incurred by July 15, 2006, and must make property payments to the underlying vendor totalling CAD$150,000 by July 15, 2008. Gitennes will remain responsible for the issuance of shares to the underlying vendor. Upon Buffalo having incurred expenditures of CAD$600,000, Buffalo and Gitennes will incur the balance of the CAD$2,000,000 in expenditures required by the underlying option to be incurred by July 15, 2010 on a pro rata basis. The Red Property is subject to a 1.5% net smelter returns royalty that is capped at a maximum pay-out value of CAD$12 million.

In order to fund its exploration of the Red Property, Buffalo has, subject to regulatory approval, arranged a brokered private placement of 3,000,000 shares at a price of USD$0.15 per share.

Buffalo also reports that it has, subject to regulatory approval, agreed with certain of its creditors to settle indebtedness totalling USD$320,940 by the issuance of 2,139,598 shares of Buffalo at a price of USD$0.15 per share.


On behalf of the Board of Directors of
BUFFALO GOLD LTD.


"John V. Tully"
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John V. Tully, President





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